Exhibit 77(k)

Change in Auditor

In September 2015, Ernst & Young LLP ("EY") resigned as the independent registered public accounting firm to Arden Alternative Strategies Fund and Arden Alternative Strategies II ("Funds") and the Board selected KPMG LLP ("KPMG") as the Funds' new independent registered public accounting firm for the fiscal year ending October 31, 2015. EY resigned due to concerns that it would no longer be independent of the Funds following the planned Reorganizations into the newly created Aberdeen series to be managed by Aberdeen Asset Management Inc. ("AAMI"). The Audit Committee of the Trust approved the change in auditors. For the fiscal years ended October 31, 2014 and October 31, 2013, EY's audit reports concerning the Funds contained no adverse opinion or disclaimer of opinion; nor were its reports qualified or modified as to uncertainty, audit scope, or accounting principles. Further, in connection with its audits for the fiscal years ended October 31, 2014 and October 31, 2013, and through September 23, 2015, there were no disagreements between the Funds and EY on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure which, if not resolved to the satisfaction of EY, would have caused it to make reference to the disagreements in its report on the financial statements for such periods. In addition, there were no reportable events of the kind described in Item 304(a) (1) (v) of Regulation S-K under the Securities Exchange Act of 1934, as amended.

January 12, 2016

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Ladies and Gentlemen

We have read Item 77-K of Form N-SAR dated January 12, 2016 of Arden Investment Series Trust, and are in agreement with the statements contained in paragraphs one therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

/s/Ernst & Young LLP